SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Utah Air National Guard to Stream up to 248 Channels with Optibase IPTV Solution

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: February 16, 2010

Media Relations Contact:
Talia Rimon, Director of Corporate
Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com

Utah Air National Guard to Stream up to 248 Channels with Optibase IPTV Solution

Mountain View, California, February 16, 2010 - Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that the Utah Air National Guard will deploy an Optibase IPTV solution that streams up to 248 H.264 video channels, including feeds received from satellite, cable systems and cameras, to base employees, both on and off base.

The IPTV solution enables real-time information-sharing and collaboration between Utah Air National Guard personnel in the field and those on base during emergency events, as well as for exercises and routine operations. It provides a secure means to distribute classified content, and serves as a robust, easy-to-access platform for training sessions and informational presentations. The system also allows employees to monitor news and satellite TV channels on their PC workstations.

The Optibase solution includes five MGW 5100 multi-channel encoders, which together can stream up to 124 channels. Secondary stream functionality doubles streaming capacity to 248 streams at two different bit-rates. MGW platforms are integrated with the Cluster Manager, Optibase's professional management suite. The system offers full N+K redundancy and video matrix control capabilities, effectively eliminating single point-of-failure scenarios.

Optibase EZ TV System is an advanced application suite that manages and delivers all of the streamed channels to all PCs on-base and to PCs off base over the Internet. EZ TV provides user-configurable mosaic views of up to 16 channels on a single screen. Administrators can quickly create channel groups and distribute them to all users or selected user groups at the click of a button. User groups and access privileges can be easily defined based on existing Microsoft Active Directory groups. Installation of the browser-based EZ TV Player is automatically initiated at first entry for lowest deployment cost.

“Utah Air National Guard is responsible for providing the Air Force’s tactical airlift support, combat communications functions and aero medical evacuations, as well as for meeting the needs of the state of Utah in the event of natural disasters or civil disturbance. Optibase IPTV solution will ensure we maintain reliable systems for communicating essential information and collaborating with the field during emergency events,” said spokesperson of the Utah Air National Guard.

“We are extremely pleased to be selected by Pathways Communications as the IPTV solution provider for Utah Air National Guard,” said Michael Chorpash, President Optibase Inc. “While robustness and reliability are paramount, our systems enable Utah Air National Guard to simultaneously stream the many channels they need, for preparations and exercises, as well as to support their actions in time of war and in the event of a state crisis.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.